UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 1 )*

Shimmick Corporation
(Name of Issuer)

Common stock, par value $0.01 per share
(Title of Class of Securities)

82455M109
(CUSIP Number)

David Y. Gan

Executive Vice President, Chief Legal Officer

AECOM

300 South Grand Avenue

Los Angeles, CA 90071

(213) 593-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

June 24, 2024 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82455M109	SCHEDULE 13D
1	NAMES OF REPORTING PERSONS

AECOM

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

6,708,051

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

6,708,051

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,708,051

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.9%(1)

14	TYPE OF REPORTING PERSON (See Instructions)

CO

(1)	As communicated to the Reporting Person by the Issuer, as of June 24, 2024, there were 30,956,659 shares of the Issuer’s common stock, par value $0.01 per share (“Common Stock”), issued and outstanding. Percent ownership calculations in this Statement are calculated by using a denominator of (a) 30,956,659 shares of Common Stock outstanding as of June 24, 2024, plus (b) 2,600,378 shares of Common Stock issued to AECOM on June 26, 2024 (the “Additional Shares”), pursuant to the Share Issuance Agreement dated May 20, 2024, by and between the Issuer and the Reporting Person (the “Share Issuance Agreement”), a portion of which Additional Shares are held in escrow by Equiniti Trust Company, LLC (the “Escrow Agent”) pursuant to the Escrow Services Agreement dated June 24, 2024, by and among the Issuer, the Reporting Person and the Escrow Agent (the “Escrow Agreement”). The amounts in rows 7, 9 and 11 and the percentage in row 13 include (i) 5,144,622 shares directly held by the Reporting Person (the “Initial Shares”) and (ii) 1,563,429 Additional Shares issued to the Reporting Person pursuant to the Share Issuance Agreement on June 26, 2024. The amounts in rows 7, 9 and 11 and the percentage in row 13 do not include 1,036,949 Additional Shares of which the Reporting Person does not have voting and dispositive power within 60 days hereof.

CUSIP No. 82455M109	SCHEDULE 13D

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends and supplements the initial statement on Schedule 13D originally filed with the SEC by the Reporting Person on May 24, 2024 (the “Original Schedule 13D,” and as amended by Amendment No. 1, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated to read as follows:

The information set forth in Item 4 of the Schedule 13D is hereby incorporated by reference into this Item 3.

On May 20, 2024, the Reporting Person entered into the Share Issuance Agreement, pursuant to which the Issuer agreed to issue an aggregate of 7,745,000 shares of Common Stock to the Reporting Person (the “Shares”) in exchange for AECOM granting releases to the Issuer in connection with resolving certain litigation matters between the Reporting Person and the Issuer pursuant to a settlement and release agreement. The Initial Shares were issued to the Reporting Person on May 20, 2024. Issuance of the Additional Shares was subject to approval of the Issuer’s stockholders, pursuant to Nasdaq listing requirements. At a special meeting of stockholders held on June 26, 2024, the Issuer’s stockholders approved the issuance of the Additional Shares, and the Additional Shares were issued as follows: (i) 1,563,429 Additional Shares were issued to the Reporting Person on June 26, 2024 and (ii) 1,036,949 Additional Shares were issued for the benefit of the Reporting Person into escrow pursuant to the Escrow Agreement (described under Item 6).

Item 5. Interest in Securities of the Issuer.

Item 5(c) of the Schedule 13D is hereby amended and restated to read as follows:

(c) The information set forth in Item 3 is hereby incorporated by reference into this Item 5(c).

Item 5(d) of the Schedule 13D is hereby amended and restated to read as follows:

(d)  The information set forth in Item 6 is hereby incorporated by reference into this Item 5(d).

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following disclosure:

Escrow Services Agreement

Under the Escrow Agreement, the Issuer deposited 1,036,949 of the Additional Shares (the “Escrow Shares”) in an escrow account titled in the name of the Escrow Agent for the benefit of the Reporting Person to be held by the Escrow Agent. During such period that the Escrow Shares are held in escrow, the Reporting Person will not have the right to exercise any voting rights and other consensual rights with respect to such shares. The Escrow Agreement does not grant any other person or entity proxy to vote such Escrow Shares.

Subject to certain restrictions, all dividends payable in cash with respect to the Escrow Shares shall be paid to the Reporting Person, but all dividends payable in shares or other non-cash property shall be delivered to the Escrow Agent to hold in accordance with the terms of the Escrow Agreement. Under the Escrow Agreement, the Issuer agreed to cooperate with the Reporting Person to issue, within three business days after receipt of a request from the Reporting Person to, a written direction to the Escrow Agent to release an amount of requested Escrow Shares no greater than an amount that after giving effect to such disbursement of Escrow Shares would cause the Reporting Person’s ownership percentage to be greater than 19.99% of the then outstanding shares of the Issuer.

The foregoing description of the Escrow Agreement set forth in this Item 6 does not purport to be complete and is qualified in its entirety by reference to the full text of the Escrow Agreement, which has been filed as Exhibit 99.6 hereto and is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibit:

Exhibit 99.6	Escrow Services Agreement, dated June 24, 2024, by and among Shimmick Corporation, AECOM and Equiniti Trust Company, LLC *

*	Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  June 26, 2024

AECOM

By:	/s/ David Y. Gan
Name:	David Y. Gan
Title:	Executive Vice President, Chief Legal Officer